

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2016

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street
Suite 2200
Toronto, Ontario M5J 2J3

> **Re: Yamana Gold, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **Response Dated September 30, 2016**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your September 30, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comment is to the comment in our September 7, 2016 letter.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.   We acknowledge your response to comment 1. For the reasons provided in our last letter as well as in our November 2, 2016 phone conversation, including the fact that you did not discover the control deficiency until the testing of your internal controls over financial reporting, we continue to disagree with management's conclusion that

disclosure controls and procedures were effective as of December 31, 2015. Please amend your filing to disclose that your disclosure controls and procedures were not effective as of December 31, 2015.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining